Exhibit 1.02

CONFLICT MINERALS REPORT OF TURTLE BEACH CORPORATION

This is the Conflict Minerals Report of Turtle Beach Corporation (herein referred to as the “Company,” “we,” “us,” or “our”) for the reporting period from January 1, 2013 to December 31, 2013 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule") and associated guidance issued by the Securities and Exchange Commission (“SEC”). The SEC adopted the Rule pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to address conflict minerals and require companies whose manufactured products contain minerals originating in the Democratic Republic of the Congo and the adjoining countries (collectively the “Covered Countries”) to publicly disclose information related to such use. The minerals currently subject to SEC’s disclosure requirements, referred to as “conflict minerals,” are columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, including tin, tantalum and tungsten (“3TG”). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not the trading in those minerals benefits armed groups.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in a Covered Country, or if a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a Specialized Disclosure Report and Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Reasonable Country of Origin Inquiry

Our HyperSound business is focused on directional audio systems with commercial, health care and consumer applications. An analysis of our products determined that tin, tantalum, tungsten and gold, which are included in the SEC definition of “conflict minerals” can be found in certain of our audio systems. All 3TG minerals included in our systems are sourced as prefabricated component parts. We do not directly source minerals as raw material.

As a result, in order to determine whether the 3TG included in our systems is derived from any Covered Countries we relied on information provided to us by our manufacturing partners on the origin of any 3TG included in our audio systems, including sources of 3TG that are supplied to them from their sub-tier suppliers.

Our Reasonable Country of Origin Inquiry primarily consisted of conducting a supply-chain survey of our direct first-tier product suppliers and was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries. Despite having conducted this good faith reasonable country of origin inquiry, we have concluded that we cannot determine the origin of all of the 3TG used in our systems.

Due Diligence Design and Measures

We designed our due diligence measures to conform with the due diligence framework provided by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition, OECD 2013) and the related supplements.

Our design of due diligence measures featured the (i) establishment of an internal team to implement our conflict minerals due diligence measures; (ii) identification and assessment of risks in the supply chain; and (iii) design and implementation of a strategy to respond to risks as they are identified.

We undertook the following due diligence measures:

•	implemented a conflict minerals program and incorporated it into our overall corporate compliance program;

•	conducted an internal business review to identify 3TG suppliers of components or products containing necessary conflict minerals;

•	performed follow-up procedures with 3TG suppliers that did not provide a completed template or whose templates did not meet our expectations;

•	communicated an expectation to 3TG suppliers that policies, due diligence frameworks and management systems are established consistent with OECD guidance.

The information received from our due diligence efforts with our suppliers and other sources was not sufficient to determine the origin of all of the 3TG used in our systems.

Consistent with the provisions of the Rule and instruction 2 to Form SD, this report is not subject to an independent, third-party audit.

In accordance with the OECD guidance and the Rule, this report is available on our website at www.hypersound.com/investors.php.

Continuous Improvement Efforts to Mitigate Risk

We are in the process of further developing policies and processes toward preventing known use of conflict minerals or derivative metals necessary to functionality or production of our products that finance or benefit armed groups in the Covered Countries. Due to the size of our supply chain it will take time for many of our partners to verify the origin of all of the 3TG used in the manufacture of our systems. By continuing with our conflict minerals program and working within the Electronic Industry Citizenship Coalition (“EICC) and Global e-Sustainability Initiative (“GeSI”) guidelines we hope to develop a conflict free supply chain.